UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

On January 2, 2025, GLOBALFOUNDRIES Inc. (the “Company”) prepaid all of its outstanding loans under the term facilities agreement dated November 11, 2020, as amended to date (the “Term Loan A”), between, amongst others, the Company, Citibank, N.A., London Branch, Deutsche Bank AG, DBS Bank Ltd., JP Morgan Chase Bank, N.A., Morgan Stanley Bank International Limited, Bank of America Europe Designated Activity Company, UBS AG, Stamford Branch, Commerzbank AG, and ING Bank, a Branch of ING-DIBA AG, each as defined in the Term Loan A. The total amount of the prepayment was $664 million, comprising all outstanding loans and interest accrued through the date of prepayment.
Upon the prepayment of the Term Loan A, assets pledged as common security under certain of the Company’s senior facilities, including the Term Loan A and the Revolving Credit Facility (as defined below), pursuant to the security trust deed dated November 12, 2020 (the “Security Trust Deed”), between, amongst others, the Company, the GlobalFoundries entities named as Debtors, the Senior Facility Providers, the Creditor Representatives and the Hedge Counterparties, each as defined in the Security Trust Deed, were irrevocably and unconditionally released in accordance with the terms of the Security Trust Deed. The revolving and L/C facilities agreement dated October 13, 2021, as amended to date (the “Revolving Credit Facility”), was entered into by, amongst others, the Company, the GlobalFoundries entities named as Obligors, Bank of America, N.A., Citibank, N.A., DBS Bank Ltd., JPMorgan Chase Bank, N.A., Intesa Sanpaolo S.p.A., London Branch, Morgan Stanley Senior Funding Inc., Deutsche Bank AG, ING Bank, Commerzbank AG, UBS AG, Cayman Islands Branch, HSBC Bank USA, National Association, and First Abu Dhabi Bank PJSC, each as defined in the Revolving Credit Facility. The Revolving Credit Facility continues to be available to the Company on an unsecured basis following the release of the common security.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: January 2, 2025	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer